

October 26, 2011

Via E-mail

Mr. Chris Shuning Chen
Chairman and Chief Executive Officer
VanceInfo Technologies Inc.
3/F Building 8, Zhongguancun Software Park, Haidian District
Beijing 100193, People's Republic of China

      Re: **VanceInfo Technologies Inc.**
                   Form 20-F for the Fiscal Year ended December 31, 2010
                   Filed May 11, 2011
                   File No. 001-33857

Dear Mr. Chen:

We have reviewed your letter dated October 4, 2011, in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 23, 2011.

General

1.   We note you have provided the three acknowledgements at the beginning of your response letter dated October 4, 2011. These acknowledgements should be signed by a representative of the Company, rather than outside counsel. Please provide these acknowledgements signed by a representative of the Company.

Concentration of Credit Risk, page F-17

2.   We note your response to prior comment 2. Consider disclosing the definition of an authorized bank in order for the reader to understand its meaning and implications in assessing credit risk. In addition, we repeat our prior comment to consider whether

further disclosures are necessary such as whether there are governmental regulations that protect such cash balances. See FASB ASC 825-10-50-20 and 50-21.

Note 7. Accounts Receivable, page F-32

3.   We have reviewed your response to prior comment 3. Please address the following items:

   •   Your response indicates that fixed-price projects are billed out according to specific contract terms. In light of your significant increase in fixed-price projects, please expand your revenue recognition policy on page 62 to describe the billing contract terms associated with these projects. Your expanded disclosures should also discuss your policy related to longer billing terms provided to your PRC clients. Further, provide additional disclosures to explain to readers the nature of the increase of unbilled accounts receivables similar to the discussion you provided in your response. Confirm that unbilled accounts receivable are not subject to adjustment or revision prior to billing (i.e., the fees are fixed or determinable when recognized).
   •   We note in your response that fixed-price projects have increased your revenue significantly year over year. Tell us your considerations of discussing this trend in your discussion of results of operations beginning on page 69. Refer to Section III.B of SEC Release No. 33-6835. For example, consider providing the table you present in your response that shows the amount of revenues per type of contract. Similarly, tell us how you considered updating disclosures in your filing for the increase in revenue from fixed-price projects. For example, we note your risk factor on page 11 states that you expect a portion of your income to be generated from projects with a fixed price. This disclosure appears to indicate that fixed-price projects are not significant to your business.

Note 17. Income Taxes, page F-39

4.   We have reviewed your response to prior comment 4. Your response indicates that your U.S. subsidiaries incurred pre-tax losses for the years ended December 31, 2009 and 2010 and the U.S. amounts are less than five percent of the comparable consolidated amounts for the Company. We also note your table on page F-22, that shows that the U.S. represented 38% and 34% of your total revenue for the years ended December 31, 2009 and 2010, respectively. In consideration of the significant revenue generated from the U.S., please tell us why it does not represent a significant amount of your pre-tax income (loss). Similarly, your disclosures appear to be unclear as to why your income tax expenses associated with other countries is significantly less than your income tax expense in the PRC, in comparison to your table on page F-22, that shows foreign revenue is greater than your revenue from Greater China in each of the three years presented. Please tell us your considerations of providing additional disclosures in your

       results of operations discussion related to taxes in your MD&A (page 58) to discuss the items noted above.

       You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

       Sincerely,

       /s/ Stephen Krikorian

       Stephen Krikorian
       Accounting Branch Chief